Aquarius Cannabis, Inc.

2549 Cowley Drive

Lafayette, CO 80026

February 3. 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:  Aquarius Cannabis Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 15, 2016

File No. 333-200932

Dear Ms. Hayes:

We are in receipt of your comment letter dated January 29, 2016 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Directors, Executive Officers, Promoters and Control Persons, page 37

1.   It appears that the consulting agreement, as entered into in December 2015 and described on page 29, contemplates that Michael Asch may serve as Chairman of the Board of Directors and/or acting Chief Financial Officer over the next year.  Please revise your disclosure to include all information required under Item 401 of Regulation S-K in light of Mr. Asch’s new position(s) with the Company.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to include all of the information required under Item 401 of Regulation S-K in light of Mr. Asch’s new position(s) with the Company.

Executive Compensation, page 39

2.   Item 402 of Regulation S-K requires that your disclosure include compensation information for your named executive officers and directors as of the last completed fiscal year.  Accordingly, please revise your disclosure to provide the executive compensation information required under Item 402 with respect to your named executive officers and directors as of the fiscal year ended December 31, 2015.  We refer you to Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations with respect to Regulation S-K.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to provide the executive compensation for our named officers and directors as of the latest completed fiscal year, which was December 31, 2015.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AQUARIUS CANNABIS, INC.

By:	/s/ Michael Davis Lawyer
Name: Michael Davis Lawyer
Title: Chief Executive Officer